AUGUSTA GOLD CORP.

Suite 555-999 Canada Place

Vancouver, BC, Canada V6C 3E1

August 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re: Augusta Gold Corp. – Registration Statement on Form S-3 (File No. 333-266055)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Augusta Gold Corp., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective as of 4:00 p.m., Eastern Time, on August 18, 2022, or as soon thereafter as is practicable. The Company hereby authorizes Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, at (303) 352-1133, as soon as the registration statement has been declared effective.

Very truly yours,

Augusta Gold Corp.

By:	/s/ Purni Parikh
Name:	Purni Parikh
Title:	Senior Vice President, Corporate Affairs and Corporate Secretary